Filed by: National Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Western Bank
Form F-80 No.: 333-281058

On February 3, 2025, National Bank of Canada (“National Bank”) first used or made available the following communications:

1.	In a press release dated February 3, 2025, National Bank announced the closing of its previously announced acquisition of Canadian Western Bank.

2.	In a press release dated February 3, 2025, National Bank announced appointments to its Board of Directors.

[Materials begin on the following page]

National Bank completes acquisition of Canadian Western Bank

Not for distribution to U.S. news wire services or for dissemination in the United States

Montreal and Edmonton, February 3, 2025 – National Bank of Canada (“National Bank”) (TSX: NA) today announced the completion of its previously announced acquisition of Canadian Western Bank (“CWB”).

“Today is an exciting day for National Bank and marks a pivotal step in our history. This transaction will allow us to deliver a stronger banking choice for all Canadians and Canadian businesses. Our combined organization will provide customers with an expanded product and service offering nationally, while maintaining regional expertise. Thanks to CWB’s established roots in Western Canada, National Bank is expanding its operations. We will pull strengths from our collective network and further extend the depth and breadth of our banking capabilities,” said Laurent Ferreira, President and CEO of National Bank.

With the closing of the transaction, integration activities will begin, and further transition will continue. National Bank looks forward to onboarding CWB clients and employees in the coming months.

For more information on this transaction, please visit: welcome.nbc.ca

Transaction Details

The acquisition was completed by way of a share exchange, pursuant to which each CWB common share, other than those held by National Bank, was exchanged for 0.450 of a common share of National Bank, representing equity consideration of $5.3B and a total equity value of $5.6B inclusive of the shares already held by National Bank. The CWB common shares are expected to be delisted from the Toronto Stock Exchange (the “TSX”) as of the close of business on February 4, 2025. More information regarding the transaction is provided in the CWB management proxy circular dated July 12, 2024, and filed on SEDAR+ at www.sedarplus.com.

Subscription Receipts Financing Update

In connection with the transaction, National Bank issued and sold an aggregate of 9,262,500 subscription receipts at a price of $112.30 per subscription receipt pursuant to a public offering and a concurrent private placement with an affiliate of Caisse de dépôt et placement du Québec for a total amount of $1.04 billion.

With the closing of the transaction, the common shares of National Bank issuable pursuant to the subscription receipts were automatically issued through the facilities of CDS Clearing and Depository Services Inc. in accordance with the terms of the subscription receipts, on a one-for-one basis, without additional consideration or further action by holders of subscription receipts.

It is expected that trading in the subscription receipts issued in connection with the public offering will be halted effective prior to opening of trading on the TSX today and remain halted until the close of business today, at which time such subscription receipts will be delisted from the TSX. The transfer register maintained by the subscription receipt agent for the public offering will be closed as at the closing of business today. The common shares issued in respect of the subscription receipts issued as part of the public offering and private placement are expected to begin trading on the TSX today.

In addition, pursuant to the terms of the subscription receipts, holders of subscription receipts are also entitled to receive a cash amount for each subscription receipt equivalent to the dividend per common share payable by National Bank to holders of common shares of record on June 24, 2024, September 30, 2024 and December 30, 2024, with payment occurring on August 1, 2024, November 1, 2024 and February 1, 2025, respectively.

The issuance of common shares of National Bank pursuant to the acquisition and upon the automatic exchange of the subscription receipts increases the number of outstanding common shares of National Bank by 50,272,878.

CWB Tier 1 Capital Reorganization and Planned Amalgamation of National Bank and CWB

Following the acquisition, all of the issued and outstanding First Preferred Shares Series 5 (Non-Viability Contingent Capital (NVCC)) and Series 9 (Non-Viability Contingent Capital (NVCC)) (collectively, the “First Preferred Shares”), Limited Recourse Capital Notes Series 1 and Series 2 (NVCC) (collectively, the “LRCNs”) and NVCC Subordinated Debentures of CWB remain outstanding.

CWB intends to implement, effective as of February 4, 2025, certain amendments previously approved by holders of the outstanding First Preferred Shares and LRCNs, which permit the exchange of the First Preferred Shares of CWB for substantially equivalent First Preferred Shares of National Bank (the “First Preferred Shares Amendments”), and the early redemption of the LRCNs (the “LRCN Amendments” and, together with the First Preferred Shares Amendments, the “Amendments”). Further, CWB expects to deliver notice on February 4, 2025 to the holders of its First Preferred Shares and LRCNs that, effective February 20, 2025, the First Preferred Shares will be exchanged for substantially equivalent National Bank First Preferred Shares and the LRCNs will be redeemed, in accordance with their respective terms.

As a result of the Amendments coming into force, CWB will pay the applicable consent fees to holders of First Preferred Shares as of 5:00 p.m. (Mountain Time) on October 24, 2024 who validly tendered a vote in respect of the First Preferred Shares Amendments, and all holders of LRCNs as of 5:00 p.m. (Mountain Time) on October 16, 2024.

More information regarding the CWB Tier 1 capital reorganization (including the payment and amounts of the consent fees) is provided in the CWB management proxy circular with respect to the First Preferred Shares Amendments, and the consent solicitation statements with respect to the LRCN Amendments, in each case dated October 25, 2024 and filed on SEDAR+ at www.sedarplus.com.

Following such exchanges and redemptions and certain other corporate actions, National Bank and CWB intend to amalgamate, with the resulting entity assuming the obligations of its predecessors, including the obligations of CWB under its outstanding NVCC Subordinated Debentures. The amalgamation is expected to occur on March 1, 2025.

Until such amalgamation, National Bank intends for the members of the CWB Board of Directors to be the same as those of the National Bank Board of Directors, including the two CWB nominees appointed today to the National Bank Board of Directors, namely Sarah Morgan-Silvester and Irfhan Rawji; in addition, Chris Fowler will sit on the CWB Board in his capacity as CEO of CWB. Accordingly, following the resignation of the prior CWB Directors from the CWB Board upon the closing of the acquisition and the appointment of National Bank board members thereto, the current CWB Board consists of Robert Paré (Chair), Laurent Ferreira, Pierre Blouin, Pierre Boivin, Scott Burrows, Yvon Charest, Patricia Curadeau-Grou, Chris Fowler, Annick Guérard, Karen Kinsley, Lynn Loewen, Rebecca McKillican, Arielle Meloul-Wechsler, Sarah Morgan-Silvester, Pierre Pomerleau, Irfhan Rawji and Macky Tall.

NO OFFER OR SOLICITATION

This press release is for informational purposes only and shall not constitute an offer to purchase or a solicitation of an offer to sell any securities, or a solicitation of a proxy or consent of any securityholder of any person in any jurisdiction. Any offers or solicitations will be made in accordance with the requirements under applicable law. The circulation of this press release may be subject to a specific regulation or restrictions in some countries. Consequently, persons in possession of this press release must familiarize themselves and comply with any restrictions that may apply to them.

NOTICE TO U.S. HOLDERS OF CWB COMMON SHARES

National Bank has filed a registration statement on Form F-80, which includes CWB’s management information circular and related documents, with the United States Securities and Exchange Commission (“SEC”) in respect of NBC common shares issued in the transaction to U.S. holders of CWB common shares. INVESTORS AND CWB SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov).

NOTICE TO U.S. HOLDERS OF CWB PREFERRED SHARES

National Bank has furnished a Form CB, which included CWB’s management proxy circular relating to the First Preferred Shares Amendments and related documents, with the SEC in respect of National Bank First Preferred Shares to be offered or exchanged to U.S. holders of CWB First Preferred Shares in connection with the First Preferred Shares Amendments. Investors and holders of CWB First Preferred Shares are urged to read such Form CB, circular and all other relevant documents furnished with the SEC in connection with the offer or exchange, as well as any amendments or supplements to those documents. You are able to obtain a free copy of such Form CB, circular, as well as other related documents, at the SEC’s website (www.sec.gov). The National Bank First Preferred Shares that will be issued to U.S. holders of the First Preferred Shares in connection with the First Preferred Shares Amendments have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any state of the United States and will be issued in reliance on the exemption from the registration requirements of the Securities Act set forth in Rule 802 thereunder.

About National Bank

With $462 billion in assets as of October 31, 2024, National Bank is one of Canada’s six systemically important banks. National Bank has approximately 30,000 employees in knowledge-intensive positions and operates through three business segments in Canada: Personal and Commercial Banking, Wealth Management and Financial Markets. A fourth segment, U.S. Specialty Finance and International, complements the growth of its domestic operations. Its securities are listed on the Toronto Stock Exchange (TSX: NA). Follow National Bank’s activities at nbc.ca or via social media.

CWB preferred shares

CWB’s preferred shares trade on the Toronto Stock Exchange under the symbols “CWB.PR.B” (Series 5 preferred shares) and “CWB.PR.D” (Series 9 preferred shares).

FORWARD-LOOKING INFORMATION

From time to time, National Bank and CWB make written and verbal forward-looking statements. Statements of this type are included in this press release and may be included in filings with Canadian and U.S. securities regulators or in other communications such as media releases and corporate presentations. Forward-looking statements in this press release may include, but are not limited to, statements regarding the anticipated benefits and synergies for National Bank resulting from the transaction, the anticipated effect of the transaction on National Bank’s strategy, operations and financial performance, including its ability to enhance customer offerings nationally while maintaining a regional expertise, expand operations in Western Canada, leverage strengths from a larger combined network, and improve the depth and breadth of its banking capabilities, and the expected CWB Tier 1 capital reorganization and the amalgamation of National Bank and CWB and their respective timing. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may increase”, “may impact”, “goal”, “focus”, “potential”, “proposed” and other similar expressions, or future or conditional verbs such as “will”, “should”, “would” and “could”.

By their very nature, forward-looking statements involve numerous assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that National Bank’s and/or CWB’s predictions, forecasts, projections, expectations, and conclusions will not prove to be accurate, that National Bank’s and/or CWB’s assumptions may not be correct, and that National Bank’s and/or CWB’s strategic goals will not be achieved.

Forward-looking statements in this press release are based on a number of assumptions and are subject to risk factors, many of which are beyond National Bank’s and CWB’s control and the impacts of which are difficult to predict. These risk factors include, but are not limited to, risks and uncertainties relating to the expected outcomes in connection with the transaction; National Bank’s inability to successfully integrate CWB upon completion of the transaction; the potential delay or failure to realize the anticipated benefits from the transaction; National Bank’s reliance upon publicly available information of CWB; potential undisclosed costs or liability associated with the transaction; and assumptions about future events, including economic conditions and proposed courses of action, based on National Bank and CWB management’s assessment of the relevant information available as of the date hereof; and National Bank’s and CWB’s ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

Additional information about certain factors and additional risk factors can be found in the “Risk Management” section of CWB’s 2024 Annual MD&A, in the “Risk Management” section of National Bank’s 2024 Annual Report, as well as in other reports and documents filed by National Bank and CWB with securities regulators or securities commissions from time to time and other documents that National Bank and CWB make public. These and other factors should be considered carefully, and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause CWB’s and/or National Bank’s actual results to differ materially from the expectations expressed in such forward-looking statements. Any forward-looking statements contained in this press release represent CWB’s and National Bank’s views as of the date hereof. Unless required by law, neither CWB or National Bank undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by or on behalf of CWB or National Bank. CWB and National Bank caution investors that these forward-looking statements are not guarantees of future performance and that actual events or results may differ significantly from these statements due to a number of factors.

For Further Information Contact:

Marianne Ratté	Chris Williams
Vice-President and Head, Investor Relations	AVP, Investor Relations
National Bank	Canadian Western Bank
investorrelations@nbc.ca	chris.williams@cwbank.com

Jean-François Cadieux	Angela Saveraux
Assistant Vice President, Public Affairs	SAVP, Marketing and Public Relations
National Bank	Canadian Western Bank
514-394-6500
jean-francois.cadieux@nbc.ca	angela.saveraux@cwbank.com

National Bank of Canada announces appointments to its Board of Directors

●	National Bank welcomes two CWB nominees to its Board of Directors.

●	Chris Fowler, CWB’s President and CEO, announces his retirement.

Montreal, February 3, 2025 – As part of the previously announced closing of National Bank of Canada’s (“National Bank”) (TSX: NA) acquisition of Canadian Western Bank (“CWB”), National Bank announces the appointment of two CWB nominees to its Board of Directors. National Bank is pleased to welcome, as of February 3, 2025, Sarah Morgan-Silvester and Irfhan Rawji as directors.

National Bank also announced that Chris Fowler, President and CEO of CWB, will retire from his current role effective March 1, 2025, and will continue as Executive Advisor to Laurent Ferreira, President and CEO of National Bank, until April 30, 2025.

“On behalf of the Senior Leadership Team at National Bank and CWB, I would like to recognize Chris for his impressive contributions to CWB over his 34-year tenure, and his continued engagement in Alberta’s business community. Chris has been instrumental in CWB’s growth and ambitious vision. I look forward to continuing to benefit from his sound advice and expertise on Western Canada ahead of his well-deserved retirement,” said Mr. Ferreira.

Mr. Fowler joined CWB in 1991 and was appointed President and CEO in 2013. He has made significant contributions to the business community as a director with the Business Council of Alberta, and a member of both the Business Council of Canada and the University of Alberta Business Advisory Council. Mr. Fowler has also served as board member with the Art Gallery of Alberta, the University Hospital Foundation, and as a campaign cabinet member for the United Way. In 2022, Mr. Fowler was inducted into the Junior Achievement of Northern Alberta Business Hall of Fame. Mr. Fowler holds a Bachelor of Arts (Economics) and a Master of Arts (Economics) from the University of British Columbia.

Sarah Morgan-Silvester joins the Board of Directors of National Bank with an extensive background in financial services. She was most recently Chair of the Board for Canadian Western Bank. She was previously EVP, Personal Financial Services and Wealth Management of HSBC Bank Canada, and President and CEO of HSBC Trust Company (Canada). She currently serves on several boards including as Board Chair of Grosvenor Americas Partners. She served in the past as Chancellor of the University of British Columbia, Chair of Vancouver Fraser Port Authority, Chair of BC Women’s Hospital and Health Centre Foundation, and as a director of private companies and other organizations.

Ms. Morgan-Silvester holds a Bachelor of Commerce with Honours from the University of British Columbia and is a Fellow of the Institute of Canadian Bankers. She also holds a Human Resources and Compensation Committee designation from the Directors College.

Irfhan Rawji is Managing Partner at Relay Ventures, an early-stage venture capital firm, and is also Managing Partner at Realize Capital Partners, a multi-asset class fund-of-funds focused on impact investing across Canada. He is Executive Chair of MobSquad, Board Chair of The Logic, Board Chair of the Canadian Institute for Advanced Research, and Board Chair of the Institute for Canadian Citizenship.

Mr. Rawji holds a Masters of Business Administration with High Honors from Harvard Business School and a Bachelor of Commerce with Honours, from the University of British Columbia.

“Irfhan and I are honoured to join the Board of Directors for National Bank at this historic time. We look forward to applying our experience from CWB to continue the great work of furthering National Bank’s strategic priorities and growth, while building on the achievements and successes of our fellow directors and the talented management team,” said Ms. Morgan-Silvester.

“Sarah brings her deep knowledge of financial services and wealth management, and Irfhan brings rich experience with venture capital and innovative Canadian entrepreneurs. Together, they have a wealth of knowledge about CWB and Western Canada and will strengthen our Board as National Bank accelerates its growth across the country. On behalf of the National Bank Board, I welcome them both to the Board of Directors and look forward to working together,” said Robert Paré, Chair of the Board of National Bank.

About National Bank

With $462 billion in assets as of October 31, 2024, National Bank of Canada is one of Canada's six systemically important banks. The Bank has approximately 30,000 employees in knowledge-intensive positions and operates through three business segments in Canada: Personal and Commercial Banking, Wealth Management and Financial Markets. A fourth segment, U.S. Specialty Finance and International, complements the growth of its domestic operations. Its securities are listed on the Toronto Stock Exchange (TSX: NA). Follow the Bank’s activities at nbc.ca  or via social media.

FORWARD-LOOKING INFORMATION

Certain statements in this press release are forward-looking statements. These statements are based on a number of assumptions and are subject to risk factors, inherent risks and uncertainties, many of which are beyond National Bank's control and the impacts of which are difficult to predict. Except as required by law, National Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time, by it or on its behalf. The forward-looking information contained in this press release is presented for the purpose of interpreting the information contained herein and may not be appropriate for other purposes.

Information:

Marianne Ratté
Vice-President and Head, Investor Relations
National Bank
investorrelations@nbc.ca

Jean-François Cadieux
Assistant Vice President, Public Affairs
National Bank
514-394-6500
jean-francois.cadieux@nbc.ca